

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 25, 2016

David A. Gust
Chief Executive Officer
ThrillCorp, Inc.
7830 W. Sand Lake Rd., Suite 500
Orlando, FL 32819

> **Re: ThrillCorp, Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 11, 2016**
> **File No. 024-10531**

Dear Mr. Gust:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Security Ownership of Management and Certain Securityholders, page 30

1. We note that the information in this table is as of November 2, 2015. Please provide the information in this table as of the most recent practicable date.

Interest of Management and Others in Certain Transactions, page 31

2. With respect to each of the option and right of first refusal agreements, please revise to describe the provisions regarding the duration of the option and right of first refusal.

3. Please revise to disclose the default rate for the Polercoaster LLC loan.

<u>Securities Being Offered, page 33</u>

<u>Class B Common Stock, page 34</u>

<u>Voting Rights, page 34</u>

4. We note your disclosure that the holders of Class B Common Stock will be subject to a drag-along provision as set forth in the Subscription Agreement. Please add a risk factor or expand one of your risk factors to discuss this drag-along provision. Please also describe any related risks regarding conflicts of interest. In addition, please disclose how the consideration to be issued to holders of Class B Common Stock would be determined in the event of any such sale.

5. You disclose that the enforceability of the drag-along provision as it relates to appraisal rights will be subject to the provisions of Delaware law. Please revise to describe any uncertainty with respect to such enforceability.

<u>Plan of Distribution, page 35</u>

6. We are unable to locate a response to our prior comment 8 from our letter dated January 14, 2016. Please tell us whether any officer, director or employee of your company will participate in the sale of securities pursuant to this offering. If so, please tell us whether they intend to rely upon the safe harbor set forth in Exchange Act Rule 3a4-1.

<u>Notes to Financial Statements</u>

<u>Note 5 – Commitments, page 48</u>

7. We note your disclosure that the company has entered into an agreement with EarlyShares. Please file this agreement as an exhibit or tell us why you are not required to do so.

<u>Exhibits</u>

8. We note that the form of subscription agreement filed as Exhibit 4 makes reference to the involvement of earlyshares.com and Folio in this offering. However, such involvement is not discussed in your offering circular. We also note that the subscription agreement provides for a minimum offering amount of 1,200,000 shares of Class B Common Stock, but your offering circular discloses a minimum offering amount of 500,000 shares. Please reconcile such apparent discrepancies.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at (202) 551-3304 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Sara Hanks, Esq.